                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             CompuDyne Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.75 Per Share
- --------------------------------------------------------------------------------
                        (Title and Class of Securities)

                                   20479530 6
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

       Mary Adamowicz                               Richard S. Smith, Jr.
General Counsel and Secretary      With      Murtha, Cullina, Richter and Pinney
        Lydall, Inc.              Copies                 CityPlace I
      One Colonial Road             to:               185 Asylum Street
    Manchester, CT  06040                            Hartford, CT  06103
       (860) 646-1233                                   (860) 240-6000

- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)


                                 March 25, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                        (Continued on following page(s))
                    The Exhibit Index is located on page 13.

Item 1.  Security and Issuer.
         -------------------

     This statement on Schedule 13D relates to the common stock, par value $.75 per share ("Common Stock"), of CompuDyne Corporation, a Pennsylvania corporation ("CompuDyne"), whose principal executive offices are located at 120 Union Street, Willimantic, Connecticut 06226.


Item 2.  Identity and Background.
         -----------------------

     (a)-(c) and (f). This statement on Schedule 13D is filed by Lydall, Inc., a Delaware corporation ("Lydall"), whose principal executive offices are located at One Colonial Road, Manchester, Connecticut 06040. Lydall is a manufacturer of technologically advanced engineered materials for demanding specialty applications.

          The name, business address, principal occupation, address of employment and citizenship of each executive officer, director and controlling person of Lydall are set forth in Schedule A attached hereto, which is hereby incorporated herein by this reference.

     (d) Neither Lydall nor, to the best of its knowledge, any executive officer, director or controlling person of Lydall named in Schedule A has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) Neither Lydall nor, to the best of its knowledge, any executive officer, director or controlling person of Lydall named in Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or other Consideration.
         -------------------------------------------------

     On March 25, 1996, Lydall and Corcap, Inc., a Nevada corporation ("Corcap"), entered into a Settlement Agreement, pursuant to which Lydall and Corcap settled certain outstanding claims that had arisen between them under the terms of a certain Post-Distribution Agreement, dated as of July 1, 1988 (as amended by Amendments Nos. 1, 2 and 3 thereto, the "Post-Distribution Agreement"). A copy of the Settlement Agreement is filed as Exhibit 1 to this statement and is hereby incorporated herein by this reference. Pursuant to the Settlement Agreement, Lydall and Corcap released one another from such claims, and in exchange therefor, Corcap agreed to convey to Lydall an aggregate of 120,000 shares (the "Shares") of Common Stock of CompuDyne then owned by and registered in the name of Corcap. The sole consideration for the Shares was the execution of the Settlement Agreement and the mutual release of claims set forth therein.


Item 4.  Purpose of Transaction.
         ----------------------

     The sole purpose of Lydall in acquiring the Shares was to resolve certain claims that had arisen between Lydall and Corcap under the Post-Distribution Agreement. Although not presently contemplated, it is possible that Lydall or a subsidiary may acquire additional shares of Common Stock through open market or privately negotiated transactions. Any decision to do so would be made in light of the then current financial condition and prospects of CompuDyne, the market price of the Common Stock, the financial condition and prospects of Lydall and other relevant factors.

     Except as set forth above, Lydall does not have any present plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of CompuDyne, or the disposition of securities of CompuDyne;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CompuDyne or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of CompuDyne or any of its subsidiaries;

     (d) Any change in the present board of directors or management of CompuDyne, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of CompuDyne;

     (f) Any other material change in CompuDyne's business or corporate structure;

     (g) Changes in CompuDyne's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CompuDyne by any person;

     (h) Causing a class of securities of CompuDyne to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of CompuDyne becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) Lydall is the record and beneficial owner of 120,000 shares of Common Stock. Based on information contained in the Annual Report on Form 10-K of CompuDyne for the year ended December 31, 1995, the Shares represent approximately 6.6% of the issued and outstanding shares of Common Stock.

     (b) Lydall has the sole power to vote, or direct the vote of, and the sole power to dispose, of or direct the disposition of, the Shares.

     (c) Except as set forth herein, Lydall has not effected any transactions in the Common Stock during the past sixty (60) days.

     (d) Lydall has the sole and exclusive right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to the Issuer.
- -------------

     In connection with the execution and delivery of the Settlement Agreement, Lydall executed and delivered an Investment Purpose Agreement in the form of Exhibit A attached to the Settlement Agreement and a Registration Rights Agreement in the form of Exhibit B attached to the Settlement Agreement. The Investment Purpose Agreement contains certain representations of Lydall intended to document the private nature of the transaction. The Registration Rights Agreement grants certain rights to Lydall in connection with the registration of the Shares under the Securities Act of 1933, as amended. Copies of the Investment Purpose Agreement and the Registration Rights Agreement are attached as Exhibits A and B, respectively, to the Settlement Agreement filed as Exhibit 1 to this statement.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     A copy of the Settlement Agreement, including the Investment Purpose Agreement attached as Exhibit A thereto and the Registration Rights Agreement attached as Exhibit B thereto, is attached as Exhibit 1 hereto.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

                                 LYDALL, INC.


                                 By: /s/ Mary Adamowicz
                                     -----------------------------------
                                     Mary Adamowicz
                                     General Counsel
                                     and Secretary


                                 Date:  April 4, 1996

                                  SCHEDULE A
                                  ----------


     Item 2: Identity and Background of Directors, Executive Officers and
                      Controlling Persons of Lydall, Inc.
                      -----------------------------------



1.   (a)    Lee A. Asseo
            (Director)

     (b-c)  Present Principal Occupation and Business Address:
            Chairman of the Board and Chief Executive Officer
            The Whiting Company
            One Howard Street
            Burlington, Vermont 05401

     (f)    Citizenship:
            U.S.A.


2.   (a)    Paul S. Buddenhagen
            (Director)

     (b-c)  Present Principal Occupation and Business Address:
            Vice President
            Mercer Management Consulting, Inc.
            33 Hayden Avenue
            Lexington, Massachusetts 02173

     (f)    Citizenship:
            U.S.A.


3.   (a)    Carole F. Butenas
            (Director and Officer)

     (b-c)  Present Principal Occupation and Business Address:
            Vice President-Investor Relations
            Lydall, Inc.
            One Colonial Road
            Manchester, Connecticut 06040

     (f)    Citizenship:
            U.S.A.

4.   (a)    Samuel P. Cooley
            (Director)

     (b-c)  Present Principal Occupation and Residential Address:
            Retired
            17 Braintree Drive
            West Hartford, Connecticut 06117

     (f)    Citizenship:
            U.S.A.


5.   (a)    W. Leslie Duffy
            (Director)

     (b-c)  Present Principal Occupation and Business Address:
            Attorney
            Cahill, Gordon & Reindel
            80 Pine Street, 19th Floor
            New York, New York 10005

     (f)    Citizenship:
            U.S.A.


6.   (a)    Leonard R. Jaskol
            (Chairman of the Board of Directors, President and Chief Executive
            Officer)

     (b-c)  Present Principal Occupation and Business Address:
            President and Chief Executive Officer
            Lydall, Inc.
            One Colonial Road
            Manchester, Connecticut 06040

     (f)    Citizenship:
            U.S.A.


7.   (a)    William P. Lyons
            (Director)

     (b-c)  Present Principal Occupation and Business Address:
            Chairman
            JVL, Corp.

            6451 West Main Street
            Morton Grove, Illinois 60053

            President
            William P. Lyons & Co., Inc.
            101 East 52nd Street, 11th Floor
            New York, New York 10022

     (f)    Citizenship:
            U.S.A.


8.   (a)    William J. Rankin
            (Director and Officer)

     (b-c)  Present Principal Occupation and Business Address:
            Division President
            Lydall, Inc.
            One Colonial Road
            Manchester, Connecticut 06040

     (f)    Citizenship:
            U.S.A.


9.   (a)    Joel Schiavone
            (Director)

     (b-c)  Present Principal Occupation and Business Address:
            Chief Executive Officer and President
            The Schiavone Corporation
            230 Old Gate Lane
            Milford, Connecticut 06460

     (f)    Citizenship:
            U.S.A.


10.  (a)    Roger M. Widmann
            (Director)

     (b-c)  Present Principal Occupation and Business Address:
            Senior Managing Director
            Castle, Harlan & Widmann Energy Partners LLC.
            150 East 58th Street

            New York, New York 10155

     (f)    Citizenship:
            U.S.A.


11.  (a)    Albert E. Wolf
            (Director)

     (b-c)  Present Principal Occupation and Business Address:
            Chairman of the Board and Director of Checkpoint Systems, Inc. 101 Wolf Road
            Mid-Atlantic Park
            P.O. Box 188
            Thorofare, New Jersey 08086

     (f)    Citizenship:
            U.S.A.


12.  (a)    John E. Hanley
            (Officer)

     (b-c)  Present Principal Occupation and Business Address:
            Vice President-Finance and Treasurer
            Lydall, Inc.
            One Colonial Road
            Manchester, Connecticut 06040

     (f)    Citizenship:
            U.S.A.


13.  (a)    Alan J. Gnann
            (Officer)

     (b-c)  Present Principal Occupation and Business Address:
            Vice President-Corporate Development
            Lydall, Inc.
            One Colonial Road
            Manchester, Connecticut 06040

     (f)    Citizenship:
            U.S.A.

14.  (a)    Mary Adamowicz
            (Officer)

     (b-c)  Present Principal Occupation and Business Address:
            General Counsel and Secretary
            Lydall, Inc.
            One Colonial Road
            Manchester, Connecticut 06040

     (f)    Citizenship:
            U.S.A.


15.  (a)    Raymond S. Lanzi
            (Officer)

     (b-c)  Present Principal Occupation and Business Address:
            Division President
            Lydall, Inc.
            One Colonial Road
            Manchester, Connecticut 06040

     (f)    Citizenship:
            U.S.A.


16.  (a)    Elliott F. Whitely
            (Officer)

     (b-c)  Present Principal Occupation and Business Address:
            Division President
            Lydall, Inc.
            One Colonial Road
            Manchester, Connecticut 06040

     (f)    Citizenship:
            U.S.A.


17.  (a)    James P. Carolan
            (Officer)

     (b-c)  Present Principal Occupation and Business Address:
            Division President
            Lydall, Inc.

            One Colonial Road
            Manchester, Connecticut 06040

     (f)    Citizenship:
            U.S.A.


18.  (a)    Christopher R. Skomorowski
            (Officer)

     (b-c)  Present Principal Occupation and Business Address:
            Division President
            Lydall, Inc.
            One Colonial Road
            Manchester, Connecticut 06040

     (f)    Citizenship:
            U.S.A.


19.  (a)    John J. Worthington
            (Officer)

     (b-c)  Present Principal Occupation and Business Address:
            Division President
            Lydall, Inc.
            One Colonial Road
            Manchester, Connecticut 06040

     (f)    Citizenship:
            U.S.A.

                                 EXHIBIT INDEX
                                 -------------

                                                                         Page In
Exhibit                                                             Sequentially
Number                        Description                          Numbered Copy
- -------                       -----------                          -------------


 1 Settlement Agreement, dated March 25, 1996, by and among Lydall and Corcap.

                             SETTLEMENT AGREEMENT
                             --------------------



    THIS SETTLEMENT AGREEMENT (this "Agreement") is entered into as of this 25th day of March, 1996 between Lydall, Inc., a Delaware corporation ("Lydall"), and Corcap, Inc., a Nevada corporation ("Corcap").

    WHEREAS, Lydall and Corcap entered into a certain Post-Distribution Agreement dated as of July 1, 1988, which was thereafter amended by Amendments Nos. 1, 2 and 3 thereto (herein, as so amended, called the "Post-Distribution Agreement"); and

    WHEREAS, the Post-Distribution Agreement provides for the allocation of certain obligations and liabilities between Lydall and Corcap; and

    WHEREAS, Lydall and Corcap have been in dispute over certain of their obligations and liabilities under the Post-Distribution Agreement; and

    WHEREAS, in order to resolve those disputes without further controversy Lydall is prepared to relinquish its net claim against Corcap exceeding $800,000 in exchange for the prompt receipt from Corcap of the shares of CompuDyne Corporation Common Stock described below; and

    WHEREAS, Lydall and Corcap wish to clarify certain provisions of the Post-Distribution Agreement relating to Corcap's indemnification of Lydall against environmental claims;

    NOW, THEREFORE, in consideration of the premises and the mutual promises set forth below, the parties agree as follows:

    1.  Disputes Settled.  Lydall has entered into two separate settlement
        ----------------
agreements with the Internal Revenue Service which have settled federal tax issues, one for tax years 1983, 1984,

1985 and 1986, and one for tax years 1987, 1988 and 1989 (such settlement agreements are herein called the "IRS Settlements"). As a result of the IRS Settlements, Lydall claims that Corcap owes it $881,365 under the Post-Distribution Agreement. Separately, as a result of certain retrospective insurance adjustments made through December 31, 1995 (herein called the "Insurance Adjustments"), Lydall acknowledges owing Corcap $60,279 under the Post-Distribution Agreement, although Lydall believes that that amount would be substantially reduced in the near future by further credits. Lydall and Corcap hereby agree that all obligations of Corcap to Lydall under the Post-Distribution Agreement arising out of the IRS Settlements and all obligations of Lydall to Corcap under the Post-Distribution Agreement arising out of the Insurance Adjustments shall be settled and released by this Settlement Agreement.

    2.  Settlement of Certain Corcap Obligations.  In settlement and release of
        ----------------------------------------
all obligations of Corcap to Lydall under the Post-Distribution Agreement arising out of the IRS Settlements, Corcap and Lydall agree that simultaneously with the execution of this Agreement:

        (a) Corcap shall transfer to Lydall 120,000 restricted shares of CompuDyne Corporation Common Stock, par value $.75 per share, (the "Restricted Shares") now owned by and registered in the name of Corcap. The date of such transfer is referred to herein as the "Transfer Date".

        (b) Lydall shall execute and deliver to Corcap an Investment Purpose Agreement in the form of Exhibit A attached hereto, evidencing Lydall's intent to acquire and hold the Restricted Shares for investment in compliance with applicable securities laws and regulations.

        (c) Corcap shall deliver to Lydall a written commitment by CompuDyne Corporation ("CompuDyne") in the form of Exhibit B attached hereto providing that CompuDyne shall, upon request by Lydall (i) after expiration of two years from the Transfer

Date or (ii) after receipt by Lydall of written notice by CompuDyne to Lydall that CompuDyne proposes to register any other shares of CompuDyne Corporation Common Stock (or securities convertible into or exchangeable or exercisable for CompuDyne Corporation Common Stock), undertake and complete all such registration of the Restricted Shares (or any of them) under applicable securities laws and regulations as may be necessary or appropriate to permit the sale by Lydall at the time in question of the Restricted Shares (or any of them) in the public market in compliance with applicable securities laws and regulations.

    3.  Settlement of Certain Lydall Obligations.  Corcap and Lydall agree that
        ----------------------------------------
all obligations of Lydall to Corcap arising out of the Insurance Adjustments are settled and released in consideration of Lydall's receipt of the Restricted Shares and its acceptance of the other settlement provisions of Section 2 above.

    4.  Indemnification of Dayville Environmental Claims. Corcap acknowledges
        ------------------------------------------------
that under the Post-Distribution Agreement Corcap has obligations to indemnify Lydall for certain environmental conditions. By way of clarifying the Post-Distribution Agreement, and not in substitution or repeal of any provision thereof, Corcap agrees that Corcap shall indemnify Lydall for all payments, obligations, liabilities, charges, fees, response and remediation costs and expenses paid, suffered or incurred by Lydall, regardless of to whom owed or paid, including reasonable attorneys fees, resulting from, caused by or arising out of:

        (i) The presence of any Polluting Substance (as defined below) in or upon the property now or formerly owned by Corcap in Dayville, Connecticut and more particularly described in Exhibit C attached hereto (the "Dayville Property";

        (ii) The presence in or upon any other property of any Polluting Substance which was at any time in or upon the Dayville Property; or

        (iii) Any failure by Corcap, Lydall or any other person to comply with the terms of (x) any federal, state or municipal statute, regulation or ordinance governing the management, control or remediation of any Polluting Substance which was at any time in or upon the Dayville Property, or (y) any lawful order, consent agreement or other action of the Connecticut Department of Environmental Protection or any other federal, state or municipal government authority under any federal, state or municipal statute, regulation or ordinance governing the management, control or remediation of any Polluting Substance which was at any time in or upon the Dayville Property.

As used herein, the term "Polluting Substance" shall include "hazardous waste" as defined in Section 1004(5) of the federal Resource, Conservation and Recovery Act of 1976, as amended ("RCRA"), 42 U.S.C. 6903(5), and the regulations adopted thereunder; "hazardous constituents" as listed within Appendix VIII of 40 C.F.R.
Part 261; "hazardous substances" as defined in Section 101(14) of the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), 42 U.S.C. (S) 9601(14); and "oil or petroleum", "chemical liquids", and "solid, liquid or gaseous products" as those terms are defined in
Section 22a-448 of the Connecticut General Statutes.

    5.  Post-Distribution Agreement Continues.  Except for the settlement and
        -------------------------------------
release of those specific obligations described in Section 1 hereof and except for those specific provisions of the Post-Distribution Agreement which by their terms are no longer applicable, all obligations and liabilities of the parties to each other under, and all terms and provisions of, the Post-Distribution Agreement, as amended to this date, shall continue in full force and effect after the execution of this Agreement.

    6.  Contingent Reinstatement of Debts.  In the event that the consideration
        ---------------------------------
provided to Lydall under this Agreement is avoided in any Corcap bankruptcy proceeding, Lydall and Corcap agree that (i) Corcap's debt to Lydall in respect of the IRS Settlements shall be reinstated and (ii) Lydall's debt to Corcap in respect of the Insurance Adjustments shall be reinstated. The parties further agree that in the event of such reinstatement (i) Corcap's debt to Lydall in respect of the IRS Settlements is $881,365 and Lydall's debt to Corcap in respect of the Insurance Adjustments is not more than $60,279 and (ii) their respective debts as a result of the IRS Settlements and the Insurance Adjustments arise from the same contract and Lydall may partially recoup the amount Corcap owes Lydall from the amount Lydall owes Corcap.

    7.  Notices.  All notices or other communications hereunder shall be in
        -------
writing, shall be delivered by Federal Express or other nationally recognized overnight delivery service for next business day delivery, all charges prepaid, shall be effective on the next business day following deposit with such delivery service, and shall be addressed as follows:

        If to Lydall:

            Lydall, Inc.
            One Colonial Road
            Manchester, CT  06045
            Attention: Vice President-Finance

        If to Corcap:

            Corcap, Inc.
            120 Union Street
            Willimantic, Connecticut 06226
            Attention:  President

or to such other address as either party shall have specified for itself by written notice sent as herein provided to the other party.

    8.  Benefit, Governing Law.  This Agreement shall be binding upon and shall
        ----------------------
inure to the benefit of Lydall and Corcap and their respective successors and assigns. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be governed by the laws of the State of Connecticut.

    IN WITNESS WHEREOF, Lydall and Corcap have caused this Agreement to be executed as of the date first set forth above.

ATTEST:                            LYDALL, INC.


/s/ Mary Adamowicz                 By:/s/ John E. Hanley
- ------------------                    ------------------
Secretary/Assistant Secretary         John E. Hanley
                                      Vice President-Finance and
                                       Treasurer
                                      Duly Authorized


ATTEST:                            CORCAP, INC.


/s/ Illegible                      By:/s/ Diane W. Burns
- -------------                         ------------------
Secretary/Assistant Secretary         Diane W. Burns
                                      President
                                      Duly Authorized


STATE OF CONNECTICUT          )
                              :  ss.            March 19, 1996
COUNTY OF HARTFORD            )

    Personally appeared JOHN E. HANLEY, Vice President-Finance and Treasurer of Lydall, Inc., as aforesaid, signer of the foregoing instrument, and acknowledged the same to be his free act and deed as such officer and the free act and deed of said corporation, before me.

                                    /s/ Maureen Ogrean
                                    ------------------
                                    Notary Public
                                    My Commission Expires: Apr. 30, 1998

STATE OF CONNECTICUT  )
                      :  ss.    25 March 1996
COUNTY OF WINDHAM     )

    Personally appeared DIANE W. BURNS, President of Corcap, Inc., as aforesaid, signer of the foregoing instrument, and acknowledged the same to be her free act and deed as such officer and the free act and deed of said corporation, before me.


                                            /s/ Sarah J. Schenck
                                            --------------------
                                            Notary Public
                                            My Commission Expires: Mar. 31, 2000

                                   EXHIBIT A
                                   ---------

                     FORM OF INVESTMENT PURPOSE AGREEMENT
                     ------------------------------------



     THIS INVESTMENT PURPOSE AGREEMENT is made and entered into this 25th day of March, 1996, by Lydall, Inc., a Delaware corporation ("Lydall"), for the benefit of Corcap, Inc., a Nevada corporation ("Corcap").

     WHEREAS, Lydall and Corcap have entered into a Settlement Agreement dated this date; and

     WHEREAS, Corcap is the owner of certain shares of capital stock of CompuDyne Corporation, a Pennsylvania corporation ("CompuDyne"); and

     WHEREAS, the Settlement Agreement provides for the transfer of 120,000 restricted shares of CompuDyne Corporation Common Stock, par value $.75 per share, (the "Shares") by Corcap to Lydall: and

     WHEREAS, the Settlement Agreement provides for the delivery of an Investment Purpose Agreement by Lydall to Corcap;

     NOW, THEREFORE, Lydall agrees as follows:

     1. Lydall is an "accredited investor" as defined in Rule 501 under the Securities Act of 1933, as amended (the "Act").

     2. Lydall is receiving the Shares for Lydall's own account, with the intention of holding the Shares for investment purposes only, with no present intention of dividing or allowing others to participate in this investment or of reselling, transferring, disposing or otherwise participating, directly or indirectly, in a distribution of the Shares, and Lydall shall not make any sale, transfer, disposition or other distribution of the Shares without registration under the Act or under such other similar laws regarding the registration, sale, disposition or distribution of securities of any other jurisdiction where required to make such sale, transfer, disposition or distribution lawful (all such other similar laws and the Act being herein collectively referred to as the "Securities Laws"), or unless an exemption from registration is available under the Securities Laws as described in an opinion from Lydall's counsel, Murtha, Cullina, Richter and Pinney.

     3. Lydall has received and reviewed CompuDyne's Annual Report on Form 10-K for the year ended December 31, 1994 and all documents subsequently filed with the Securities and Exchange Commission by CompuDyne under the Securities Exchange Act of 1934, as amended, since such date. Lydall has been given an opportunity to ask questions of officers of CompuDyne regarding such documents which questions have been answered to Lydall's satisfaction. Lydall has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Shares and is able to bear the economic risks of such investment.

     4. Lydall understands and agrees that stop transfer instructions will be given to CompuDyne's transfer agent or the officer in charge of its stock records and noted on the appropriate records of CompuDyne to the effect that the Shares may not be transferred out of Lydall's name unless the Shares so transferred have been registered or an exemption from such registration is available as provided for in Section 2 above. Lydall further agrees that there will be placed on the certificates for the Shares, or any substitutions therefor, a legend stating in substance as follows, and Lydall understands and agrees that CompuDyne may refuse to permit the transfer of the Shares out of Lydall's name and that the Shares must be held indefinitely in the absence of compliance with the terms of such legend:

     "The shares evidenced by this certificate have not been registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be transferred, nor will any assignee or endorsee hereof be recognized as an owner hereof by CompuDyne Corporation for any purpose, unless a registration statement under the Securities Act of 1933, as amended, and under the securities laws of such other jurisdictions as may be necessary, with respect to such shares shall then be in effect or unless an exemption from such registration with respect to any proposed transfer or disposition of such shares shall be available as described in an opinion from the holder's counsel which opinion shall be reasonably acceptable to CompuDyne Corporation."

     IN WITNESS WHEREOF, Lydall has caused this Investment Purpose Agreement to be executed on the date first set forth above.

ATTEST:                            LYDALL, INC.


/s/ Mary Adamowicz                 By:/s/ John E. Hanley
- -----------------------------         -------------------------------
Secretary/Assistant Secretary         John E. Hanley
                                      Vice President-Finance and
                                       Treasurer
                                      Duly Authorized

                                   EXHIBIT B
                                   ---------

                     FORM OF REGISTRATION RIGHTS AGREEMENT
                     -------------------------------------



     This REGISTRATION RIGHTS AGREEMENT ("Agreement") is entered into this 25th day of March, 1996 between CompuDyne Corporation, a Pennsylvania corporation ("CompuDyne"), and Lydall, Inc., a Delaware corporation ("Lydall").

     WHEREAS, Lydall and Corcap, Inc., a Nevada corporation ("Corcap"), have entered into a certain Settlement Agreement dated this date which settles certain matters between Lydall and Corcap; and

     WHEREAS, prior to the transfer of CompuDyne shares contemplated by the Settlement Agreement, Corcap held 428,881 shares of the Common Stock, par value $.75 per share, of CompuDyne; and

     WHEREAS, the Settlement Agreement provides for the transfer of 120,000 restricted shares of CompuDyne Corporation Common Stock, par value $.75 per share, (the "Shares") by Corcap to Lydall in settlement of certain matters; and

     WHEREAS, the Settlement Agreement provides for a commitment by CompuDyne to register the Shares if registration shall be necessary to effectuate Lydall's sale of the Shares in the public market; and

     WHEREAS, Lydall has relied upon the undertakings of CompuDyne in entering into and accepting the terms of the Settlement Agreement with Corcap and agreeing to take the Shares in settlement, and would not have entered into the Settlement Agreement without the undertakings by CompuDyne in this Agreement;

     NOW, THEREFORE, in consideration of the foregoing, and of the agreements by Lydall in the Settlement Agreement to settle certain claims it has against Corcap, and for other good and valuable consideration, receipt of which is hereby acknowledged by CompuDyne, CompuDyne and Lydall agree as follows:

     1. Registration at Lydall's Request.  If, at any time after two years from
        --------------------------------
the date hereof, Lydall requests CompuDyne to effectuate the registration of any of the Shares under the Securities Act of 1933 (which Act together with any similar Federal statute in force in the future is hereinafter referred to as the "Act"), CompuDyne shall (a) as expeditiously as possible use its best efforts to effect registration under the Act of all of the Shares which CompuDyne has been requested to register; (b) use its best efforts to have the Registration Statement for such Shares declared effective; (c) notify Lydall promptly after it shall receive notice thereof, of the time when such Registration Statement has become effective or any supplement to any prospectus forming a part of such Registration Statement has been filed; (d) notify Lydall promptly of any request by the Securities and Exchange Commission (hereinafter referred to as the "Commission") for the amending or supplementing of such Registration Statement or prospectus or for additional information; (e) prepare and file with the Commission, promptly upon Lydall's request, any amendments or supplements to such Registration Statement or prospectus which, in the opinion of counsel for Lydall concurred in by counsel for CompuDyne, may be necessary or advisable in connection with the distribution of the securities by Lydall; (f) prepare and promptly file with the Commission and promptly notify Lydall of the filing of such amendment or supplement to such Registration Statement or prospectus as may be necessary to correct any statements or omission if, at any time when a prospectus relating to the Shares is required to be delivered under the Act, any event shall have occurred as a result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading; (g) in case Lydall or any underwriter for Lydall is required to deliver a prospectus, at a time when the prospectus then in effect may no longer be used under the Act, prepare promptly upon request such amendment or amendments to such Registration Statement and such prospectus or prospectuses as may be necessary to permit compliance with the requirements of Section 10 of the Act; (h) not file any amendment or supplement to the Registration Statement or prospectus to which Lydall shall reasonably object after having been furnished a copy at a reasonable time prior to the filing thereof; (i) advise Lydall promptly after it shall receive notice or obtain knowledge thereof of the issuance of any stop order by the Commission suspending the effectiveness of any such Registration Statement or of the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued; (j) use its best efforts to qualify the Shares for transfer under the securities laws of up to ten states as Lydall may designate, except that it shall not be required in connection therewith or as a condition thereof to execute a general consent to service or to qualify to do business in any such states; (k) furnish to Lydall as soon as available copies of any such Registration Statement and each preliminary or final prospectus, or supplement required to be prepared pursuant to this Section 1, all in such quantities as Lydall may from time to time reasonably request; (1) take all action necessary in connection with the qualification of the Shares (or any of them) under the laws of up to ten states in which counsel for Lydall reasonably determines that such qualification is necessary in order for Lydall to sell the Shares (or any of them) in the public market; and (m) take all such other action as, in the opinion of counsel for Lydall concurred in by counsel for CompuDyne, may be reasonably necessary or appropriate in order for Lydall to sell the Shares (or any of them) in the public market in compliance with all applicable laws. Lydall may request CompuDyne to effectuate the registration of any of the Shares in accordance with the preceding sentence only once.

        CompuDyne may include in such Registration Statement other shares of its Common Stock which may be newly issued shares or shares held by other shareholders. Notwithstanding the foregoing, if Lydall intends to sell the Shares through one or more underwriters and the underwriters or the representative of the underwriters advises Lydall in writing that marketing factors require a limitation on the number of shares to be underwritten, then such Registration Statement shall exclude such other shares of Common Stock to be sold for the account of CompuDyne or any other shareholders.

        At any time 180 days after the effective date of the Registration Statement registering the Shares (or any of them), CompuDyne may deregister any Shares not yet sold.

     2.  Piggyback Registration Rights.
         -----------------------------

         (a) Right to Piggyback.  Whenever CompuDyne proposes to register any
             ------------------
shares of CompuDyne Corporation Common Stock (or securities convertible into or exchangeable or exercisable for CompuDyne Corporation Common Stock) under the Act, whether for CompuDyne's account or for the account of any other person (a "Proposed Registration"), and the registration form to be used may be used for the registration of the Shares (a "Piggyback Registration"), CompuDyne shall give prompt written notice to Lydall of CompuDyne's intention to effect such a registration. Such notice will specify among other things the proposed offering price, the kind and number of securities proposed to be registered, the distribution arrangements and such other information that at the time would be appropriate to include in such notice, and CompuDyne will, subject to paragraph
(b) below, include in such Piggyback Registration all the Shares (or any of them) with respect to which Lydall shall give CompuDyne written request for inclusion therein within 15 business days after receipt of CompuDyne's written notice. Except as may otherwise be provided in this Agreement, the Shares (or any of them) with respect to which such request for registration has been received will be registered by CompuDyne and offered to the public pursuant to this Agreement on the same terms and subject to the same conditions applicable to the registration in a Proposed Registration of such shares of CompuDyne Corporation Common Stock (or securities convertible into or exchangeable or exercisable for CompuDyne Corporation Common Stock) to be sold by CompuDyne or by the person selling under such Proposed Registration.

         (b) Priority on Piggyback Registrations. If the managing underwriter or
             -----------------------------------
underwriters, if any, advise Lydall in writing that in its or their opinion, or, in the case of a Piggyback Registration not being underwritten, CompuDyne shall reasonably determine (and notify Lydall of such determination), after consultation with an investment banker or advisor of nationally recognized standing, the number or kind of securities proposed to be sold in such registration (including the Shares or any of them) will adversely affect the success of such offering, CompuDyne will include in such registration the number of securities, if any, which, in the opinion of such underwriter or underwriters, or CompuDyne, as the case may be, can be sold as follows: (i) first, the shares of CompuDyne Corporation Common Stock that CompuDyne proposes to sell, (ii) second, the Shares (or any of them) requested to be included in such registration by Lydall, (iii) third, other shares of CompuDyne Corporation Common Stock held by persons other than Lydall requested to be included in such registration.

         (c) Lydall's Rights.  If, at any time, CompuDyne, pursuant to paragraph
             ---------------
2(a), shall give written notice to Lydall of CompuDyne's intention to effect a Piggyback Registration and if Lydall gives notice to CompuDyne of its election to include all or a portion of the Shares in that Piggyback Registration as provided in paragraph 2(a) hereof, CompuDyne shall have the duties and Lydall shall have the rights described in paragraphs 1(c), 1(d), 1(e), 1(f), 1(h), 1(i), 1(j), 1(k), 1(1) and 1(m) with respect to the Piggyback Registration.

     3.  Costs and Expenses.  CompuDyne will pay all costs and expenses incident
         ------------------
to the performance of its obligations under this Agreement, including the fees and expenses of its counsel, the fees and expenses of its accountants and all other costs and expenses incident to the preparation, printing and filing under the Act of any such Registration Statement, each prospectus, and all amendments and supplements thereof, the costs (including fees and disbursements of counsel) incurred in connection with the qualification of the securities under the laws of up to ten states in which counsel for Lydall reasonably determines that such qualification is necessary in order for Lydall lawfully to sell the Shares (or any of them) in the public market, and the cost of furnishing to Lydall copies of any such Registration Statement, each preliminary prospectus, the final prospectus and each amendment and supplement thereto.

     4.  Lydall's Duty to Cooperate and Indemnity.   Lydall shall cooperate with
         ----------------------------------------
CompuDyne in any registration of all or a portion of the Shares, including providing such information about itself and the Shares as may be required under the Act and the rules and regulations promulgated thereunder. Lydall shall indemnify CompuDyne for all liabilities, charges, fees (including reasonable attorney's fees) and other costs CompuDyne may incur arising from any material misrepresentation with respect to such information or omission to state a material fact necessary to make such information not misleading in the Registration Statement, any amendment thereto and any related preliminary prospectus, prospectus, or prospectus supplement.

     5.  Cessation of Registration Rights and Obligations. Lydall's right to
         ------------------------------------------------
request CompuDyne to register the Shares under paragraph 1 and CompuDyne's obligation to notify Lydall of a Proposed Registration under paragraph 2 shall cease if Lydall is not required to register the Shares under the Act prior to the sale of the Shares in the public market, as determined by counsel for Lydall concurred in by counsel for CompuDyne, but in any event, such right and obligation shall cease three years after the date hereof.

     6.  Notice.  All notices or other communications hereunder shall be in
         ------
writing, shall be delivered by Federal Express or other nationally recognized overnight delivery service for next business day delivery, all charges prepaid, shall be effective on the next business day following deposit with such delivery service, and shall be addressed as follows:

        If to Lydall:

           Lydall, Inc.
           One Colonial Road
           Manchester, CT  06045
           Attention:  Vice President-Finance

        If to CompuDyne:

           CompuDyne Corporation
           120 Union Street
           Willimantic, Connecticut 06226
           Attention:  President
or to such other address as either of the parties shall have specified for itself by written notice sent as herein provided to the other party.

     IN WITNESS WHEREOF, CompuDyne Corporation and Lydall, Inc. have caused this Registration Rights Agreement to be executed on the date first set forth above.

ATTEST:                            COMPUDYNE CORPORATION


/s/ Diane W. Burns                 By:/s/ Martin Roenigk
- -----------------------------         ------------------------------
Secretary/Assistant Secretary         Martin Roenigk
                                      President and
                                       Chief Executive Officer
                                      Duly Authorized


ATTEST:                            LYDALL, INC.


/s/ Mary Adamowicz                 By:/s/ John E. Hanley
- -----------------------------         ------------------------------
Secretary/Assistant Secretary         John E. Hanley
                                      Vice President-Finance and
                                       Treasurer
                                      Duly Authorized